UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 15, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036

(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Updates

As of September 15, 2023, the properties detailed below, held by Fundrise Growth eREIT VII, LLC (the “Company,” “we,” or “us”), have reached or surpassed the following development milestones, as described below.

Pender Woods Controlled Subsidiary – Summerville, SC

On September 24, 2021, we made an additional investment in a “majority-owned subsidiary”, Home Rent 2, LLC (the “Pender Woods Controlled Subsidiary”). Together with an affiliate, the additional investment amount was approximately $1,663,000 (“Pender Woods Investment”). The Pender Woods Controlled Subsidiary anticipated acquiring up to two hundred (200) detached single-family homes in the planned Pender Woods subdivision generally located at 111 Corvus Court, Summerville, SC (the “Pender Woods Property”). More details of the acquisition can be found here.

As of September 15, 2023, the Pender Woods Property has reached a major development milestone, ninety-nine (99) single-family homes, or 76.2% of the total planned community homes, have been delivered with an occupancy rate of 97.9%.

Ellison Park Controlled Subsidiary - Sandy Springs, GA

On April 14, 2021, we directly acquired ownership of a “majority-owned subsidiary”, FR - Ellison Park, LLC (the “Ellison Park Controlled Subsidiary”). Together with an affiliate, we paid an initial purchase price of approximately $15,621,000 (the “Ellison Park Investment”). The Ellison Park Controlled Subsidiary anticipated acquiring up to sixty-seven (67) single-family townhomes generally located at 400 Hannover Park Road in Sandy Springs, GA (the “Ellison Park Property”). More details of the acquisition can be found here.

As of September 15, 2023, the Ellison Park Property has reached a major development milestone, 100% of the total planned community homes have been fully delivered with an occupancy rate of 98.5%. The total investment amount in the Ellison Park Controlled Subsidiary is approximately $31,030,000, which is comprised of a $1,481,000 investment by the Fundrise Growth VII eREIT and $13,325,000 by the Fundrise Real Estate Interval Fund, LLC, along with $16,225,000 in long-term financing.

Loso Walk Controlled Subsidiary - Charlotte, NC

On June 21, 2021, we directly acquired ownership of a “majority-owned subsidiary”, FR - Loso Walk, LLC (the “Loso Walk Controlled Subsidiary”). Together with an affiliate, we paid an initial purchase price of approximately $1,848,000 (the “Loso Walk Investment”). The Loso Walk Controlled Subsidiary anticipated acquiring up to eighty-seven (87) single-family townhomes generally located at S Tryon Street and Freeland Lane in Charlotte, NC (the Loso Walk Property”). More details of the acquisition can be found here.

As of September 15, 2023, the Loso Walk Property has reached a major development milestone, 100% of the total planned community homes have been fully delivered with an occupancy rate of 97.7%. The total investment amount in the Loso Walk Controlled Subsidiary is approximately $36,255,000, which is comprised of a $1,663,000 investment by the Fundrise Growth VII eREIT and $14,971,000 by the Fundrise Real Estate Interval Fund, LLC, along with $19,621,000 in long-term financing.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 4, 2023